EXHIBIT 99.1

Cardiol Therapeutics' Phase II MAvERIC Results Accepted for Publication in the Journal of the American Heart Association

  Results demonstrate CardiolRx™ may represent a paradigm shift in the treatment of patients with recurrent pericarditis and further validate the ongoing Phase III trial, which recently surpassed 75% enrollment.

TORONTO, ON, May 7, 2026 /CNW/ - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company advancing anti-inflammatory and anti-fibrotic therapies for heart disease, today announced that the results from its Phase II study evaluating CardiolRx™ in patients with recurrent pericarditis have been accepted for publication in a forthcoming issue of the Journal of the American Heart Association ("JAHA").

The peer-reviewed publication highlights clinical findings demonstrating that treatment with CardiolRx™ was associated with rapid and sustained reductions in pericarditis pain and inflammation in patients with a high baseline disease burden. The study also reported a substantial reduction in pericarditis episodes per year and a favorable safety and tolerability profile, supporting its continued development in a Phase III program. These findings provide important clinical rationale for the ongoing pivotal Phase III MAVERIC trial ("MAVERIC"), evaluating CardiolRx™ in patients with recurrent pericarditis, which recently surpassed 75% enrollment.

"The upcoming publication provides important independent validation of the clinical findings generated in our Phase II MAvERIC study and further supports the potential of CardiolRx™ as a differentiated, non-immunosuppressive therapy for recurrent pericarditis," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. "Publication in the Journal of the American Heart Association underscores the clinical relevance of the observed reductions in pericarditis pain and inflammation, together with the favorable safety and tolerability profile demonstrated in this patient population. We believe these data strengthen the foundation for MAVERIC and reinforce the broader opportunity for CardiolRx™ to address a significant unmet medical need in recurrent pericarditis."

The Phase II MAvERIC results published in JAHA represent another important step in advancing clinical understanding of the potential role of CardiolRx™ in the treatment of inflammation-driven heart diseases and helped inform the design and advancement of MAVERIC, a randomized, double-blind, placebo-controlled, pivotal Phase III trial evaluating CardiolRx™ for the prevention of recurrent pericarditis.

About Pericarditis

Pericarditis refers to inflammation of the pericardium (the membrane or sac that surrounds the heart), which frequently results from a viral infection. Patients may have multiple recurrences following that initial episode, and the primary goal of treatment is recurrence prevention. Symptoms include debilitating chest pain, shortness of breath and fatigue, resulting in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. Current treatment options are limited and often involve prolonged use of immunosuppressive therapies including corticosteroids and injectable biologics, which are associated with risk of significant side effects and dependency. On an annual basis, the number of patients in the United States experiencing at least one recurrence is estimated at 40,000. Approximately 60% of patients with more than one recurrence suffer for more than two years, and one third remain impacted at five years.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program also studied CardiolRx™ in acute myocarditis--an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure--a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:
This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease; the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™; the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure, including through the initiation of a Phase I clinical program; the Company's belief that the upcoming publication provides important independent validation of the clinical findings generated in the Phase II MAvERIC study and further supports the potential of CardiolRx™ as a differentiated, non-immunosuppressive therapy for recurrent pericarditis, validate and provide important clinical rationale for the ongoing pivotal Phase III MAVERIC trial, reinforce the broader opportunity to improve treatment options for patients and are an important step in disseminating and advancing clinical understanding of the potential role of CardiolRx™ in the treatment of inflammation-driven heart diseases; the Company's expectation that MAVERIC will support an NDA with the U.S. FDA.; and the Company's ability to address its strategic priorities. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2026, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

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For further information: For further information, please contact: Investor.relations@cardiolrx.com

CO: Cardiol Therapeutics Inc.

CNW 07:27e 07-MAY-26